IASG Retains Allen & Company to Assist in Review of Strategic Options

ALBANY, N.Y. - December 29, 2005 - Integrated Alarm Services Group, Inc. (NASDAQ: IASG) a total solution provider to independent security alarm dealers, announced today that it has engaged Allen & Company to assist IASG's management and Board of Directors in exploring strategic options that may enhance shareholder value. Such strategies may include, but are not limited to, acquisitions, strategic joint ventures, recapitalizations, mergers, divestitures and/or share repurchases. The Company will evaluate the alternatives and pursue those it believes are in the best interest of IASG and its shareholders. At this time, there can be no assurance that this strategic analysis will result in any transaction(s).

The Company does not intend to make any further announcements regarding its exploration of strategic options unless and until the process is terminated or it executes a definitive agreement relating to a transaction.

About IASG

Integrated Alarm Services Group provides total integrated solutions to independent security alarm dealers located throughout the United States to assist them in serving the residential and commercial security alarm market. IASG's services include alarm contract financing including the purchase of dealer alarm contracts for its own portfolio and providing loans to dealers collateralized by alarm contracts. IASG, with 5,000 independent dealer relationships, is also the largest wholesale provider of alarm contract monitoring and servicing. For more information about IASG please visit our web site at http://www.iasg.us.

This press release may contain statements, which are not historical facts and are considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements contain projections of IASG's future results of operations, financial position or state other forward-looking information. In some cases you can identify these statements by forward looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "should", "will", and "would" or similar words. You should not rely on forward-looking statements because IASG's actual results may differ materially from those indicated by these forward looking statements as a result of a number of important factors. These factors include, but are not limited to: general economic and business conditions; our business strategy for expanding our presence in our industry; anticipated trends in our financial condition and results of operation; the impact of competition and technology change; existing and regulations effecting our company and business, and other risks and uncertainties discussed under the heading "Risks Related to our Business" in IASG's Form 10-K report for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on June 13, 2005, and other reports IASG files from time to time with the Securities and Exchange Commission. IASG does not intend to and undertakes no duty to update the information contained in this press release.

CONTACT:
Integrated Alarm Services Group, Inc.
Investor Relations:
Joseph L. Reinhart
518 426-1515